UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Nanogen, Incorporated

(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE

(Title of Class of Securities)

630075109

(CUSIP Number)

May 13, 2004
August 20, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 630075109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sanofi-Aventis Not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization The Republic of France

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,139,713 shares (1)

	6.	Shared Voting Power 0 shares

	7.	Sole Dispositive Power 1,139,713 shares (1)

	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,139,713 shares (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.4%

12.	Type of Reporting Person (See Instructions) CO

(1) Includes warrants to purchase 639,713 ordinary shares.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aventis Pharma Deutschland GmbH Not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,139,713 shares (1)

	6.	Shared Voting Power 0 shares

	7.	Sole Dispositive Power 1,139,713 shares (1)

	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,139,713 shares (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.4%

12.	Type of Reporting Person (See Instructions) CO

(1) Includes warrants to purchase 639,713 ordinary shares.

Item 1.
	(a)	Name of Issuer Nanogen Incorporated
	(b)	Address of Issuer’s Principal Executive Offices 10398 Pacific Center Court, San Diego, CA 92121

Item 2.
	(a)	Name of Person Filing (i) Sanofi-Aventis (ii) Aventis Pharma Deutschland GmbH
	(b)	Address of Principal Business Office or, if none, Residence (i) 174 avenue de France 75013 Paris France (ii) Bruningstrasse 50, 65929 Frankfurt am Main Germany
	(c)	Citizenship (i) Sanofi-Aventis : France (ii) Aventis Pharma Deutschland GmbH : Germany
	(d)	Title of Class of Securities COMMON STOCK, $.001 PAR VALUE
	(e)	CUSIP Number 630075109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 3 is not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

(i)                  Sanofi-Aventis : 1,139,713 including warrants to purchase 639,713 ordinary shares.

(ii)               Aventis Pharma Deutschland GmbH : 1,139,713 including warrants to purchase 639,713 ordinary shares

(b) Percent of class: (i) Sanofi-Aventis : 3.4% (ii) Aventis Pharma Deutschland GmbH : 3.4%
(c) Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote

(i)                  Sanofi-Aventis : 1,139,713 including warrants to purchase 639,713 ordinary shares

(ii)               Aventis Pharma Deutschland GmbH : 1,139,713 including warrants to purchase 639,713 ordinary shares

(ii) Shared power to vote or to direct the vote None
(iii)

Sole power to dispose or to direct the disposition of

(i)                  Sanofi-Aventis : 1,139, 713 including warrants to purchase 639,713 ordinary shares

(ii)               Aventis Pharma Deutschland GmbH : 1,139,713 including warrants to purchase 639,713 ordinary shares

(iv) Shared power to dispose or to direct the disposition of None

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group
Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group
Item 9 is not applicable.

Item 10.	Certification
Item 10 is not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SANOFI-AVENTIS

Date: February 8, 2005	By:	/s/ Jean-Claude Leroy

Jean-Claude LEROY
Chief Financial Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AVENTIS PHARMA DEUTSCHLAND GmbH

Date: February 8, 2005	By:	/s/ Heinz-Werner Meier
Heinz-Werner MEIER
Chief Executive Officer

	By:	/s/ Dieter Kohl
Dieter KOHL
Chief Financial Officer